UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

SUPERCOM LTD.

(Translation of Registrant’s name into English)

1, Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K incorporated by reference into all effective registration statements filed by the registrant under the securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.

By: /s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: July 31, 2017

 SuperCom Reports 50% Revenue Growth, 70% Gross Margin

Improvement, and Positive EBITDA in Second Quarter 2017 Results

Non-GAAP Gross Profit 49%, EPS $0.02, EBITDA $0.8 million

Herzliya, Israel, July 31, 2017 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, announced results for the second quarter ended June 30, 2017.

Second Quarter 2017 Financial Highlights As Compared to Second Quarter 2016

•	Revenue of $7.5 million compared to $5.0 million, an increase of 50%

•	Gross Margin of 46% compared to 27%, an increase of 70%

•	Non-GAAP Gross Margin of 49% compared to 30%

•	EBITDA totaled $0.8 million compared to ($0.34 million)

•	Non-GAAP Net Profit of $0.23 million compared to Net Loss of ($0.62 million)

•	Non-GAAP EPS of $0.02 compared to ($0.04)

•	R&D operating expenses of $2.0 million compared to $1.5 million

Six Months Ended July 30, 2017 Highlights As Compared to the Prior Year Period

•	Revenue of $15.83 million compared to $10.88 million, an increase of 45.5%

•	Gross Margin of 41 % compared to 20%, an increase of 102.5%

•	Non-GAAP Gross Margin of 44% compared to 24%

•	EBITDA loss totaled ($0.2 million) compared to ($1.3) million

•	Non-GAAP Net Loss of ($0.88 million) compared to ($0.35 million)

•	Non-GAAP EPS of $(0.06) compared to ($0.02)

•	R&D operating expenses of $3.6 million compared to $2.7 million

1

Arie Trabelsi, SuperCom’s President and CEO commented, “This quarter marks the second quarter of dramatically improved financial performance for SuperCom. During 2016 we executed four acquisitions which enhanced our offering to the chief security officer of a nation or enterprise and transformed our business model. These second quarter results demonstrate that our transformation is working as we achieved traction against all of our operating goals. First, we continued to see growth in our predicable, steady-state revenue which is a core tenant of our long term strategy to build sustained shareholder value. We remain comfortable with our previously stated expectation that the percentage of our steady-state revenue from developed markets will grow from less than 5% in 2015 to close to 50% in 2017. Second, our revenue continued to diversify to a broader base of developed countries, U.S. municipalities and enterprises. This broader and higher quality revenue base reduces the volatility we saw in our concentration in national governments in emerging markets. For example, following the close of the quarter we announced two new contracts for the provision of electronic monitoring services in Denmark and California. The composition of our pipeline encourages us that this improvement and diversification in our revenue base will continue.

Mr. Trabelsi continued, “In parallel to growth and diversification of revenue, margins have dramatically improved over the past couple quarters. A key goal after we executed the acquisitions in 2016 was to drive margin improvement across our business. Compared to the second quarter of 2016, gross margins have increased 70%, SG&A costs are down 18%, and for the first time in several quarters, we’ve achieved positive Non-GAAP EPS and EBITDA, important milestones in our business plan and recent transformation.”

Mr. Trabelsi concluded, “We are committed to expanding our proprietary technology into new markets while driving integration and realizing operating efficiencies moving forward. We are pleased to have continued the momentum of our first quarter, and we intend to continue this trend for the balance of the year and beyond.”

Second Quarter 2017 Highlights by Segment:

e-ID:

•	$9M Secure Web Land Geographical Information System project in Colombia continued, on track for deployment completion and transition to steady-state in July 2018.

•	Large-scale e-iD deployment in Africa which recently transitioned to steady-state, generated recurring revenue that contributed to improved performance. Another large-scale e-ID deployment in Africa is expected to transition to steady state as well in the near future.

M2M:

•	Following the close of the quarter, SuperCom secured a contract with Denmark’s Ministry of Justice for a multi-year comprehensive national EM program, set to encompass all electronic monitoring of offender programs within the country and planned to monitor up to 1000 enrollees simultaneously.

•	Following the close of the quarter, LCA was awarded a contract valued at up to $3.4M to provide pretrial and early intervention court services, as well as EM services, to the Alameda County Probation Department in Northern California.

Cyber Security:

•	Significant progress in the development of new advanced cyber security products including anti-malware to be added to the Safend cyber security platform.

•	Safend experienced year-over-year growth in sales and continued to make progress strengthening its global distribution channels and relationships with sophisticated Fortune 500 enterprises.

Connectivity and Payments

•	Initiated sales of Alvarion Wi-Fi technology in the U.S., gaining traction in purchase orders.

•	Began selling VeloPOS, the secure point of sales platform, to large new customers in Central America and the United Kingdom.

2

Financial Outlook

Based on the current information available to the Company, management re-affirms its belief that revenue for the full year 2017 will surpass $35 million, approximately a 75% increase compared to 2016.

Results Conference Call

The Company will host a conference call, today, Monday, July 31, 2017, at 10 a.m. Eastern time to review the Company’s second quarter financial results and business outlook.

To participate, interested investors should call one of the following telephone numbers. It is recommended that participants dial in at least five minutes before the start of the call:

US:	1- 877-407-9124	at 10 a.m. Eastern Time
International:	1- 201-689-8584

A webcast of the call will be available on the SuperCom investor relations website at http://www.supercom.com.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Company Contact:

Ordan Trabelsi, President Americas

Tel: 1 212 675 4606

ordan@supercom.com

3

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2016. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company’s current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Tables follow]

4

SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2017	2016
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	925	1,708
Restricted bank deposits	304	1,110
Trade receivable, net	10,737	10,310
Deferred tax short term	1,573	1,567
Other accounts receivable and prepaid expenses	5,116	2,500
Inventories, net	6,190	5,965

Total current assets	24,845	23,160

LONG-TERM ASSETS
Severance pay funds	346	282
Deferred tax long term	3,141	2,656
Customer Contracts	4,069	4,684
Software and other IP	5,580	5,987
Goodwill	7,026	7,026
Patents	5,283	5,283
Other Intangible assets	3,350	3,230
Property & equipment, net	924	1,165

Total Assets	54,564	53,473

CURRENT LIABILITIES
Short-term bank credit	-	-
Trade payables	5,860	3,958
Employees and payroll accruals	3,602	2,948
Related parties	121	56
Accrued expenses and other liabilities	3,148	3,497
Deferred revenues Short term	1,514	1,633
Deferred tax liability short term	93	156
Short-term liability for future earn-out	903	679

Total current liabilities	15,241	12,927

LONG-TERM LIABILITIES
Long-term loan and others	471	-
Long-term liability for future earn-out	946	946
Deferred revenues long term	514	423
Deferred tax liability long term	440	-
Accrued severance pay	554	453

Total long-term liabilities	2,925	1,822

SHAREHOLDERS’ EQUITY:
Ordinary shares	1,024	1,024
Additional paid-in capital	81,846	81,515
Accumulated deficit	(46,472)	(43,815)

Total shareholders’ equity	36,398	38,724

	54,564	53,473

5

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended June 30,
	2017	2016
	Unaudited	Unaudited

REVENUES	7,502	5,016
COST OF REVENUES	4,071	3,686

GROSS PROFIT	3,431	1,330

OPERATING EXPENSES:
Research and development	1,960	1,505
Selling and marketing	2,337	2,580
General and administrative	1,516	1,841
Other expenses (income)	(1,917)	(3,029)

Total operating expenses	3,896	2,897

OPERATING INCOME (LOSS)	(465)	(1,567)
FINANCIAL EXPENSES , NET	226	54

INCOME (LOSS) BEFORE INCOME TAX	(691)	(1,621)
INCOME TAX EXPENSES (BENEFIT)	30	111

NET INCOME FOR THE PERIOD	(661)	(1,510)

Basic	(0.04)	(0.10)

Diluted	(0.04)	0.10)

Weighted average number of ordinary shares used in computing basic income per share	14,938,339	15,020,477

Weighted average number of ordinary shares used in computing diluted income per share	15,012,263	15,104,737

6

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months ended June 30,
	2017	2016
	Unaudited	Unaudited

GAAP gross profit	3,431	1,330
Amortization of Software and IP	152	130
Stock-based compensation expenses	64	82

Non-GAAP gross profit	3,647	1,542

GAAP operating income (expense)	(465)	(1,567)
Amortization of Software and IP	421	164
Amortization of Customer Contracts	329	367
Stock-based compensation expenses	170	110
Expense related transaction DD	-	21
Restructuring costs related to newly acquired operations	-	340

Non-GAAP operating income (loss)	455	(565)

GAAP net income(Loss)	(661)	(1,510)
Amortization of Software and IP	421	164
Amortization of Customer Contracts	329	367
Stock-based compensation expenses	170	110
Expense related transaction DD	-	21
Restructuring costs related to newly acquired operations	-	340
Income tax benefit	(30)	(111)

Non-GAAP net income(Loss)	229	(619)

Non-GAAP EPS	0.02	(0.04)

NET INCOME FOR THE PERIOD	(661)	(1,510)
Income tax expenses (income), net	(30)	(111)
Financial expenses (income), net	226	54
Depreciation , amortization and stock-based compensation expenses	1,261	865
Expense related transaction DD	-	21
Restructuring costs related to newly acquired operations	-	340

EBITDA *	796	(341)

*	EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

7

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Six months ended June 30,
	2017	2016
	Unaudited	Unaudited

REVENUES	15,829	10,883
COST OF REVENUES	9,356	8,689

GROSS PROFIT	6,473	2,194

OPERATING EXPENSES:
Research and development	3,641	2,694
Selling and marketing	4,271	4,511
General and administrative	3,191	3,437
Other expenses (income)	(2,317)	(5,635)

Total operating expenses	8,786	5,007

OPERATING INCOME (LOSS)	(2,313)	(2,813)
FINANCIAL EXPENSES (INCOME) , NET	402	110

INCOME (LOSS) BEFORE INCOME TAX	(2,715)	(2,923)
INCOME TAX EXPENSES (BENEFIT)	58	1,492

NET INCOME (LOSS) FOR THE PERIOD	(2,657)	(1,431)

Basic	(0.18)	(0.09)

Diluted	(0.18)	(0.09)

Weighted average number of ordinary shares used in computing basic income per share	14,938,339	15,075,177

Weighted average number of ordinary shares used in computing diluted income per share	15,015,582	15,163,123

8

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Six months ended June 30,
	2017	2016
	Unaudited	Unaudited

GAAP gross profit	6,473	2,194
Amortization of Software and IP	306	219
Stock-based compensation expenses	117	168

Non-GAAP gross profit	6,896	2,581

GAAP operating income (expense)	(2,313)	(2,813)
Amortization of Software and IP	833	253
Amortization of Customer Contracts	41	558
Stock-based compensation expenses	615	599
Expense related transaction DD	341	129
Expenses for doubtful debt	-	(800)
Restructuring costs related to newly acquired operations	-	340

Non-GAAP operating income (loss)	(483)	(1,734)

GAAP net income(Loss)	(2,657)	(1,431)
Amortization of Software and IP	833	253
Amortization of Customer Contracts	656	558
Stock-based compensation expenses	341	599
Expense related transaction DD	-	129
Expenses for doubtful debts	-	(800)
Restructuring costs related to newly acquired operations	-	340
Income tax benefit	(58)

Non-GAAP net income(Loss)	(885)	(352)

Non-GAAP EPS	(0.06)	(0.02)

NET INCOME FOR THE PERIOD	(2,657	(1,431)
Income tax expenses (income), net	(58)	(1,492)
Financial expenses (income), net	402	110
Depreciation , amortization and stock-based compensation expenses	2,109	1,853
Expense for doubtful debt	-	(800)
Expense related transaction DD	-	129
Restructuring costs related to newly acquired operations	-	340

EBITDA *	(204)	(1,291)

*	EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

9